

April 17, 2009

Mr. Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
 Houston, TX 77002

>   **Re:**   **Petrohawk Energy Corporation**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed April 2, 2009**
>   **Schedule 14A**
>   **Filed March 27, 2009**
>   **File No. 1-33334**

Dear Mr. Mize:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Full Cost Ceiling Limitation, page 40

1.   We note your disclosures that indicate you have sustained a ceiling test write-down using year-end prices. We further note that prices for natural gas have continued to decline subsequent to year end. Please expand this disclosure to present a sensitivity analysis or other indicative information that might be helpful

to investors in understanding your exposure to commodity price variations and
their impact to your ceiling test. Please also expand your footnote disclosure to
address the requirements of paragraphs 13-14 of SOP 94-6.

Engineering Comments

Core Operating Regions, page 8

Mid-Continent Regions, page 8

2.   We note that you disclose that 49% of your proved reserves in the Elm Grove and
        Caspiana fields are undeveloped and that you do not plan to drill any wells in
        these fields in 2009. Please reconcile for us the classification of approximately
        336 BCFe as proved undeveloped reserves, representing almost 24% of your total
        reserves, with the fact that you apparently do not plan to develop those reserves.
        Also, please tell us when these reserves were first classified as proved
        undeveloped reserves.

3.   We note that you disclose that 44% of your proved reserves are undeveloped in
        the Terryville Field and that you do not plan to drill any wells in this field in
        2009. Please reconcile for us the classification of approximately 50 BCFe as
        proved undeveloped reserves and the fact that you apparently do not plan to
        develop those reserves. Also, please tell us when these reserves were first
        classified as proved undeveloped reserves. We note that you drilled 49 wells in
        the Terryville field in 2008 but your total field reserves declined from 122 BCFe
        in 2007 to 112 BCFe in 2008.

Oil and Natural Gas Operations, page 12

4.   Please clarify the footnote at the bottom of page 12 regarding why no production
        history for exploration wells may impact whether they are economic or not upon
        completion.

Risk Factors, page 17

Estimates of proved oil and natural gas reserves are uncertain……page 21

5.   You state that approximately 44% of your proved reserves are undeveloped and
        undeveloped reserves are less certain than estimates of proved developed
        reserves. The SEC definition of proved reserves found in Rule 4-10(a) of
        Regulation S-X requires that you be reasonably certain that the reserves you
        classify as proved will be recovered. This means that the ultimate recovery of
        reserves is more likely to equal or exceed your estimates than to be less than your

estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped. Your risk factor disclosure saying there is less certainty if these conditions prevail, also saying that estimates of oil and gas reserves are uncertain, seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that proved reserves are not reasonably certain to be recovered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

6.   You disclose that your financial results are largely driven by the volume of your oil and natural gas production and the price you receive for that production. We also note that in earlier disclosure you indicate that in 2008 you drilled 739 wells in your core areas but you only plan to drill about 180 wells in those same areas in 2009. However, we could find no disclosure on how this significantly reduced drilling and development program will affect future results. Please expand your disclosure to provide this information.

Oil and Natural Gas Reserves, page 87

7.   Please tell us how much of your revisions for both oil and gas were due to performance changes and how much were due to price changes.

8.   You state that in 2007 and 2008 you added 232,065 and 204,787 MCFe respectively from infill drilling in proved fields. Please tell us how many net wells you drilled in each year to book these reserves and if these reserves are all now classified as proved developed reserves.

9.   Please tell us how much oil and gas you forecast to produce in 2008 in the total proved case of your 2007 reserve report. Please reconcile any material differences between your forecasted production and your actual production in 2008.

Schedule 14A filed March 27, 2009

Design of Our Compensation Program, page 20

10.   Please provide your targeted goals on which you measure your operating and
        financial performance for each element of compensation, including the
        performance factors on which you base your determination for each named
        executive officers' annual cash incentives (collectively "targets"), in addition to a
        description of the specific levels of achievement of each named executive officer
        relative to the targets. Further, provide any additional information pertaining to
        each individual's performance that the compensation committee considered in
        determining specific payout levels for 2008. See Item 402(b)(1) of Regulation S-
        K.

        If you believe disclosing the targets would result in competitive harm such that
        the targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. If disclosure of quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels or other factors.
        See Instruction 4 to Item 402(b) of Regulation S-K.

Annual Cash Incentives, page 23

11.   Explain in more detail the awarding of cash bonuses to senior executives that
        were two times the targets established for them. Describe the actual targets and
        clarify what you mean by "taking into account the cash incentives paid…by our
        compensation peer group."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director